Exhibit 99

                            Explanation of Responses
                            ------------------------

(1) Represents the shares of Common Stock held of record by such Reporting Person following the sale of Common Stock by such Reporting Person pursuant to the underwriting agreement, dated as of June 1, 2006, among Cogent Communications Group Inc. ("Cogent"), Cogent Communications, Inc., the Reporting Persons, the other selling stockholders named therein and the underwriters named therein.

(2) Jean-Jacques Bertrand is a Director of Cogent. Mr. Bertrand is an officer of BNP Paribas Private Equity SAS ("BNP PE"), the management company and general partner of Natio Vie Developpement 3, Fonds Commun de Placement a Risque ("NVD3"). Mr. Bertrand is a director and one of the shareholders of General Business Finance and Investments Ltd. ("GBFI"), the general partner of BNP Europe Telecom & Media Fund II, LP ("BNP ETMF"). BNP ETMF may be deemed to beneficially own the shares held of record by NVD3 by virtue of their relationship, whereby BNP PE, the general partner of NVD3, shares certain common officers with GBFI, the general partner of BNP ETMF. BNP PE, as the general partner of NVD3, has voting and dispositive power over those shares owned by NVD3. BNP PE also has an advisory role with BNP ETMF as an investment advisor; however, BNP PE does not have beneficial ownership of any securities of BNP ETMF and does not have voting or dispositive power over shares held by BNP ETMF.

(3) Represents securities held by BNP ETMF, and Jean-Jaques Bertrand disclaims beneficial ownership of the securities held by the foregoing entity except to the extent of any indirect pecuniary interest in such entity.

(4) Represents securities held by NVD3, and Jean-Jaques Bertrand disclaims beneficial ownership of the securities held by the foregoing entity except to the extent of any indirect pecuniary interest in such entity.

(5) Represents securities held by Jean-Jacques Bertrand.